NEWS RELEASE                              BELL ATLANTIC




Contact:       Cynthia M. Ciangio
               (215) 963-6306

For Release:   Immediately
          January 23, 1995

STRONG NETWORK AND WIRELESS REVENUES SPUR BELL ATLANTIC 1994
RESULTS

Fourth Quarter Operating Income Increased Nearly 10 Percent


PHILADELPHIA, January 23, 1995 -- Bell Atlantic Corporation (NYSE: BEL) today announced solid 1994 operating results reflecting continued strong demand in its network business and record customer growth in its wireless operations.

While the company reported a loss for 1994 of $1.73 per share, 1994 earnings excluding special charges amounted to $3.53 per share. These charges included: non-cash items totalling $5.20 per share taken in the third quarter for the discontinuance of regulatory accounting and the revaluation of telephone plant, a work force reduction of 5,600 network employees, and the exiting of certain non-strategic investments; an extraordinary charge of $.02 per share for the early extinguishment of debt taken in the first quarter; and a $.04 per share charge taken in the fourth quarter due to the devaluation of the peso. On a comparable basis, this represents a 9 percent increase in earnings per share over 1993 (see sidebar). Excluding these charges, net income for 1994 was $1.5 billion, representing a 9.7 percent increase over 1993 on a comparable basis.

"We achieved our financial and operating objectives for the year," said Bell Atlantic Chairman and Chief Executive Officer Raymond W. Smith. "We also took a number of strategic actions to enhance long-term shareowner value and to support our intention to be a leader in communications, information, and entertainment."

For the fourth quarter of 1994, operating income increased by 9.9 percent compared with the fourth quarter of 1993. Earnings were $.72 per share, or $314.9 million, which included a charge of $.04 per share, or approximately $19 million, primarily consisting of the company's estimated proportionate share of the impact of the Mexican peso devaluation on the dollar-denominated debt of Grupo Iusacell, Mexico's largest independent cellular provider. Despite the sharp decline in the peso, Bell Atlantic continues to believe that its 42 percent economic interest in Iusacell represents a significant long-term opportunity. Earnings in the fourth quarter of 1993 were $.76 per share, or $333.1 million. After adjusting both periods for comparability, earnings per share for the fourth quarter of 1994 increased by 5.6 percent over the same period last year.

Total operating revenues in 1994 were $13.8 billion, compared with $13.1 billion in 1993, an increase of nearly 5 percent. Excluding the company's financial services businesses, which were substantially disposed of in 1994, revenues from continuing operations increased by 6.5 percent.

Network revenues increased by 4.3 percent, including continued strong growth in value-added services such as Answer Call and Caller ID. Total access minutes of use for 1994 increased by 8.9 percent over 1993. Access lines at the end of 1994 totaled 19.2 million, an increase of 522,700 lines, or 2.8 percent, compared with the end of 1993. Business and Centrex access lines increased 3.3 percent and 6.5 percent, respectively, over totals at the end of 1993.

Bell Atlantic's total operating expenses in 1994 were $11.0 billion compared with $10.3 billion in 1993. Excluding a previously announced charge in 1994 for costs associated with the separation of employees, operating expenses increased by 4.6 percent, or $476.9 million.

Revenues in the company's cellular operations increased 43.5 percent, driven by record customer growth of 602,000 subscribers, or 57.9 percent, in 1994. Cellular customers totalled approximately 1.64 million at the end of 1994.

"In our network services business, we made a difficult but necessary decision to reduce our work force by 5,600 by the end of 1997. As a result of our decision to discontinue using regulatory accounting principles, we revalued a significant portion of assets in recognition of the increasingly competitive environment in our industry. Our aggressive pricing on highly competitive services and increased product development for new market opportunities, such as video services, position us for continued network revenue growth in the future.

"To further expand our presence in the high-growth wireless market, we signed an agreement to merge our domestic cellular operations with those of NYNEX," Smith said. "We expect this merger to be completed in mid-1995. Bell Atlantic and NYNEX also formed partnerships with U S
WEST and AirTouch to bid jointly in the FCC's auctions for personal communications services and to develop a national branding and marketing strategy and service standards for their wireless businesses, moves which add significant scope and scale to our operations and position us for national leadership in the provision of wireless services.

"Another significant milestone was achieved in 1994 when we formed two new companies with NYNEX and Pacific Telesis to expedite our entry into the video services market and reduce business risks. A newly formed media company will develop, acquire, license, and package entertainment and information services, and a technology and integration company will provide the systems necessary to deliver these services.

"In addition, we achieved progressive state regulatory relief in Pennsylvania and Virginia, and an extension of incentive regulation in West Virginia. Recently, the FCC approved our 214 application for a market trial of video-on-demand in northern Virginia.

"1994 was an extraordinary year for Bell Atlantic, and one of which we are well proud. We will continue to capitalize on the opportunities and challenges of this dynamic industry to increase shareowner value over the long-term. We believe that we are positioned for record earnings in 1995," Smith said.

Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, and Washington, D.C. The corporation is at the forefront of developing a variety of new products, including video, entertainment, and information services.

Bell Atlantic also is the parent of one of the nation's largest cellular carriers and has an ownership position in cellular properties internationally, including a 42 percent economic interest in Grupo Iusacell, S.A. de C.V., Mexico's largest independent cellular company. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide business systems services for customer-based information technology throughout the U.S.
and internationally.

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                         SIDEBAR


Bell Atlantic Corporation
Earnings Analysis (on a per-share basis)
                    Three Months Ended            Year Ended
                    December 31                   December 31
                    1994    1993   Change         1994      1993   Change

Reported Earnings        $.72    $.76           ($1.73)     $3.22

Adjustments:
  Early Extinguishment
    of Debt               --      .01              .02       .13

  Strategic Initiatives
     Asset Revaluation    --      --              4.56       --
     Elimination of Net Regulatory
       Assets             --      --               .36       --
     Employee Separation Pay Plan
       Costs             --      --                 .23      --
     Disposition of Non-Strategic Invest-
       ments             --      --                 .05      --
Sub-Total                --      --                5.20      --

  Impact of Devaluation of
    Peso                 .04     --                 .04      --
  Change in Accounting for Income Taxes
    (FAS 109)            --      --                 --     (.15)
  Change in Accounting for Post-Employment Benefits
    (FAS 112)            --      --                 --      .18

Total Adjust-
  ments                 .04     .01                5.2      .16


Sub-Total of Adjusted
Earnings               $.76    $.77   (1.3)%     $3.53    $3.38   4.4%

Comparability Adjustment:
  Other Net Effects of Investment in Grupo
    Iusacell           --      (.05)               --      (.14)

Adjusted
Earnings               $.76   $.72   5.6%        $3.53    $3.24   9.0%



BELL ATLANTIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (unaudited)
(In millions, except per-share amounts)
                       Three months ended            Year ended
                          December 31                   December 31
                          1994*      1993           1994*     1993
Operating Revenues
  Transport Services
      Local services    $ 1,077.3  $1,060.0       $4,312.4  $4,187.4
      Network access        813.2     763.5        3,237.6   3,070.9
      Toll service          365.9     393.4        1,555.5   1,558.0
   Ancillary Services
      Directory advertising 275.5     265.7        1,082.0   1,049.0
      Other                 128.9      87.7          441.9     363.3
   Value-Added Services     336.1     308.7        1,284.4   1,193.6
   Wireless                 292.3     226.6        1,059.8     785.5
   Other Services           197.3     250.5          817.8     937.9
Total Operating Revenues  3,486.5   3,356.1       13,791.4  13,145.6

Operating Expenses
   Employee costs, including benefits
     and taxes            1,020.2   1,019.0        4,333.1   4,027.6
   Depreciation and
     amortization           679.7     649.8        2,652.1   2,545.1
   Other                  1,119.3   1,080.1        4,001.6   3,775.3
Total operating
  expenses                2,819.2   2,748.9       10,986.8  10,348.0

Operating Income            667.3     607.2        2,804.6   2,797.6
Equity in income (loss) of
  affiliates                (20.9)     22.1           41.1      48.3
Other income and expense,
  net                        16.1       7.0           23.2      39.8
Interest expense            144.7     141.3          582.1     612.1
Income before provision for income
   taxes, extraordinary items, and
   cumulative effect of changes in
   accounting
   principles               517.8     495.0        2,286.8   2,273.6
Provision for income
   taxes                    202.9     157.8          884.9     792.0
Income before extraordinary items and
   cumulative effect of changes in
   accounting
   principles               314.9     337.2        1,401.9   1,481.6
Extraordinary items:
   Discontinuation of regulatory accounting
      principles, net of
      tax                    --        --         (2,150.0)     --
   Early extinguishment of debt,
      net of tax            --        (4.1)           (6.7)    (58.4)
Total extraordinary
   items                    --        (4.1)       (2,156.7)    (58.4)
Cumulative effect of changes in
   accounting principles:
      Income taxes          --         --             --        65.2
      Post-employment benefits,
        net of tax          --         --             --       (85.0)
Total cumulative effect of changes in accounting
  principles                --         --             --       (19.8)

Net Income (Loss)         $314.9    $333.1         $(754.8) $1,403.4

* Effective 8/1/94, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited) - continued (In millions, except per-share amounts)
                         Three months ended       Year ended
                            December 31              December 31
                           1994*      1993        1994*       1993

Per Common Share Amounts
   Income before extraordinary items and
       cumulative effect of changes in
       accounting
       principles         $.72      $.77        $ 3.21        $3.39
   Extraordinary
        items              --       (.01)        (4.94)        (.13)
   Cumulative effect of changes in
       accounting
       principles          --        --            --          (.04)

   Net Income (Loss)      $.72      $.76        $(1.73)       $3.22

Dividends declared per
   common share           $.69      $.67         $2.76        $2.68

Weighted average number of
   common and equivalent
   shares outstanding    437.2     437.5         437.2          436.3

Other Selected Data

                                   December 31
                                 1994      1993

Return on Average Common Equity
     Three months ended         19.8%      16.0%
     Year ended                ( 9.8)%     17.3%

Total Assets (millions)    $24,271.8    $29,544.2

Total Employees             72,300       73,600


* Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."


BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)
                                    Year Ended December 31,
                                        1994         1993

Cash Flows from Operating Activities
   Net income (loss)                    $(754.8)    $1,403.4
   Depreciation and amortization        2,652.1      2,545.1
   Extraordinary items                  2,156.7         58.4
   Cumulative effect of changes in
      accounting principles                --           19.8
   Other, net                            (301.4)       128.1

Net Cash Provided by Operating
   Activities                           3,752.6      4,154.8

Net Cash Used in Investing
   Activities                          (1,669.8)    (2,953.5)

Net Cash Used in Financing
   Activities                          (2,086.0)    (1,351.2)

Decrease in Cash and
   Cash Equivalents                        (3.2)      (149.9)

Cash and Cash Equivalents,
   Beginning of Year                      146.1         296.0

Cash and Cash Equivalents,
   End of Year                           $142.9        $146.1


BELL ATLANTIC CELLULAR OPERATIONS

Selected Operating Statistics and Financial Data (unaudited)
(In thousands, except percentages and data per subscriber)

                                   Three months ended December 31
                                    1994      1993      % Change
Selected Operating Statistics
Total Owned Pops(1)                35,064    35,238      (.05)
Controlled MSA Pops(1)             32,519    27,883     16.6
Controlled RSA Pops(1)              3,875     3,706      4.6
Controlled Penetration(1)(2)         4.63%     3.05%    51.8
Total Subscribers(3)               1,684.4   1,039.1    62.1
                                                      ( 57.9% normalized)
Churn                                1.57%     1.64%    (4.3)
Rev. per Subscriber per Month(4)     $ 70      $ 7      (9.1)
                                                      (- 9.9% normalized)
Acquisition Cost per Gross Add(5)    $268      $23      13.6
                                                      ( 12.1% normalized)

Selected Financial Data
Revenue(6)                       $288,373  $223,197     29.2
                                                      ( 40.8% normalized)
Operating Income(7)               $12,165  $ (4,638)      --
                                                      (521.0% normalized)
Operating Cash Flow(8)(9)        $ 48,414  $ 24,185    100.2
                                                      ( 57.6% normalized)
Operating Cash Flow
     Margin(8)(10)                 23.34%    13.93%     67.6
                                                       (20.1% normalized)

Uncollectibles for quarter ended December 31, 1994, were less than 2% of total revenue.

On May 1, 1994, the NYSMSA partnership restructured to include the Bell Atlantic Mobile Northern New Jersey reseller operations. Quarterly data and statistics include Northern New Jersey reseller operations for three months in 1993. Normalized growth rates exclude the Bell Atlantic Mobile Northern New Jersey reseller operations for the three months.

(1)1994 population data source is different than 1993 source. 1994 Controlled MSA POPs includes approximately 5 million Northern New
Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement.

(2)1993 Controlled Penetration is calculated using controlled subscribers over total controlled POPs.

(3)1994 includes subscribers managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement. Some of these customers were managed by NYNEX Mobile prior to 1994. 1993 includes subscribers from Bell Atlantic Mobile's Northern New Jersey reseller operations that, effective May 1, 1994, are part of the NYSMSA partnership. Excluding customers previously managed by NYNEX, the normalized 1994 subscribers and growth rate would have been 1,641.1 and 57.9%, respectively.

(4)1993 normalized Revenue per Subscriber rounds to $77, resulting in a
- -9.9% growth rate.

(5)Acquisition costs include commission expense and margin on sale of CPE. 1993 normalized Acquisition Cost per Gross Add is $239, resulting in a 12.1% growth rate.

(6)Revenue includes service revenues, incollect, outcollect, and equipment revenue, but excludes paging revenue. 1993 normalized Revenue is $204,777, resulting in a 40.8% growth rate.

(7)1993 normalized Operating Income is $1,959, resulting in a 521% growth rate.

(8)Operating Cash Flow equals Operating Income plus depreciation and amortization. Operating Cash Flow Margin uses revenues which consist primarily of service revenues, outcollect revenue, and net margin on equipment.

(9)1993 normalized Operating Cash Flow is $30,723, resulting in a 57.6% growth rate.

(10)1993 normalized Operating Cash Flow Margin is 19.43%, resulting in a 20.1% growth rate.


BELL ATLANTIC CELLULAR OPERATIONS

Selected Operating Statistics and Financial Data (unaudited)
(In thousands, except percentages and data per subscriber)
                           Year ended December 31
                           1994      1993      % Change
Selected Operating Statistics
Total Owned Pops(1)           35,064    35,238      (.05)
Controlled MSA Pops(1)        32,519    27,883     16.6
Controlled RSA Pops(1)         3,875     3,706      4.6
Controlled Penetration(1)(2)    4.63%     3.05%    51.8
Total Subscribers(3)          1,684.4   1,039 .1   62.1  (  57.9% normalized)
Churn                           1.51%     1.65%    (8.5)
Rev. per Subscriber per Month(4) $71      $ 77     (7.8)  (- 6.7%
     normalized)
Acquisition Cost per Gross Add(5)$255     $240      6.3   (  4.1% normalized)

Selected Financial Data
Revenue(6)             $    1,044,855 $ 773,448    35.1   ( 43.5% normalized)
Operating Income( 7)   $      112,191 $  43,892   155.6   (103.4% normalized)
Operating Cash Flow(8)(9) $   246,955 $ 149,825    64.8   ( 54.5% normalized)
Operating Cash Flow
     Margin(8)(10)              30.79%    24.43%   26.0   (  10.7% normalized)

Uncollectibles for year ended December 31, 1994, were less than 2% of total revenue.

On May 1, 1994, the NYSMSA partnership restructured to include the Bell Atlantic Mobile Northern New Jersey reseller operation. 1994 and 1993 year to date data and statistics include Northern New Jersey reseller operations for four months and twelve months, respectively. Normalized growth rates exclude the Bell Atlantic Mobile Northern New Jersey reseller operations for the four months in 1994 and the twelve months in 1993.

(1)1994 population data source is different than 1993 source. 1994 Controlled MSA POPs include approximately 5 million Northern New Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured
NYSMSA partnership arrangement.

(2)1993 Controlled Penetration is calculated using controlled subscribers over total controlled POPs.

(3)1994 includes subscribers managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement. Some of these customers were managed by NYNEX Mobile prior to 1994. 1993 includes subscribers from Bell Atlantic Mobile's Northern New Jersey reseller operations that, effective May 1, 1994, are part of the NYSMSA partnership. Excluding customers previously managed by NYNEX, the normalized 1994 subscribers and growth rate would have been 1,641.1 and 57.9%, respectively.

(4)1994 and 1993 normalized Revenue per Subscriber is $70 and $75, respectively, resulting in a -6.7% growth rate.

(5)Acquisition costs include commission expense and margin on sale of CPE. 1994 and 1993 normalized Acquisition Cost per Gross Add is $256 and $246, respectively, resulting in a 4.1% growth rate.

(6)Revenue includes service revenues, incollect, outcollect, and equipment revenue, but excludes paging revenue. 1994 and 1993 normalized Revenue is $1,014,860 and $707,331, respectively, resulting in a 43.5% growth rate.

(7)1994 and 1993 normalized Operating Income is $119,029 and $58,519, respectively, resulting in a 103.4% growth rate.

(8)Operating Cash Flow equals Operating Income plus depreciation and amortization. Operating Cash Flow Margin uses revenues which consist primarily of service revenues, outcollect revenue, and net margin on equipment.

(9)1994 and 1993 normalized Operating Cash Flow is $253,663 and
$164,151, respectively, resulting in a 54.5% growth rate.

(10)1994 and 1993 normalized Operating Cash Flow Margin is 32.61% and 29.45%, respectively, resulting in a 10.7% growth rate.

###